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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53027

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING___12/31/04___

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. R. Taylor & Company, L.L.

SECURITIES AND EXCHANGE COMMISSION RECEIVED

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

FEB 2 5 2005

   1420 I-85 Parkway

                         (No. and Street)

   Montgomery   AL **DIVISION OF MARKET REGULATION** 36106

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Mindy A. Peek   (334) 395-6000

                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Bern, Butler, Capilouto & Massey, P.C.

                   (Name – *if individual, state last, first, middle name*)

   4137 Carmichael Road, Ste. 200 Montgomery   AL   36106

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___W. Robbins Taylor, Jr.___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___W. R. Taylor & Company, L.L.C.___ , as of ___December 31___ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                                          Signature

                                                                          _____
                                                                          Title

_____
             Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

W. R. TAYLOR & COMPANY, L.L.C.

DECEMBER 31, 2004

CONTENTS



BERN BUTLER CAPILOUTO & MASSEY, P.C.

——————— A PROFESSIONAL SERVICES FIRM ———————

CONSULTANTS • PLANNERS • ADVISORS

MEMBERS

American Institute of Certified Public Accountants

Alabama Society of Certified Public Accountants

Private Companies Practice Section

Independent Auditors' Report

W.R. Taylor, Member
W. R. Taylor & Company, L.L.C.

We have audited the accompanying statement of financial condition of W. R. Taylor & Company, L.L.C. as of December 31, 2004, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. R. Taylor & Company, L.L.C. as of December 31, 2004, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Bern, Butler, Capilouto & Massey, P.C.

Montgomery, Alabama
February 16, 2005

4137 Carmichael Road, Suite 200 • Montgomery, Alabama 36106
Post Office Box 230250 • Montgomery, Alabama 36123-0250 • Telephone (334) 244-4100 • Telecopier (334) 244-4111

W. R. Taylor & Company, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$	820,758
Deposits with clearing organizations and others (cash of $9,328)		9,328
Furniture and equipment at cost, less accumulated depreciation of $36,566		28,062
Other assets		17,866
	$	876,014

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	161,584
Capital lease payable		3,689
Deferred income		46,150
		211,423
MEMBER'S EQUITY		664,591
	$	876,014

See notes to financial statements

W. R. Taylor & Company, L.L.C.

STATEMENT OF INCOME

Year Ended December 31, 2004

Revenues	
Placement fees	$ 1,476,080
Advisory fees	59,208
Remarketing fees	570,254
Interest income	56
	2,105,598
Expenses	
Employee compensation and benefits	566,769
Communications and data processing	18,615
Interest	304
Occupancy	42,890
Other expenses	198,103
	826,681
Net income	$ 1,278,917

See notes to financial statements

W. R. Taylor & Company, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

December 31, 2004

Balance at January 1, 2004	$ 171,775
Net Income	1,278,917
Member contributions	75,000
Member distributions	(861,101)
	$ 664,591

W. R. Taylor & Company, L.L.C.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 1,278,917
Adjustments to reconcile net income to net cash used in operations	
Depreciation	7,532
(Increase) decrease in operating assets	
Deposits with clearing organizations and others	95
Other assets	22,826
Increase (decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	(25,462)
Deferred income	(6,680)
Net cash provided by operating activities	1,277,228
Cash flows from investing activities	
Purchase of property and equipment	(6,430)
Net cash used in investing activities	(6,430)
Cash flows from financing activities	
Principal payments under capital lease obligations	(3,381)
Member's contributions	75,000
Member's distributions	(861,101)
Net cash used in financing activities	(789,482)
NET INCREASE IN CASH AND CASH EQUIVALENTS	481,316
Cash and cash equivalents at beginning of year	339,442
Cash and cash equivalents at end of year	$ 820,758
Supplemental cash flows disclosures:	
Income tax payments	$ -
Interest payments	$ 304

See notes to financial statements

W. R. Taylor & Company, L.L.C.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE A   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Nature of Operations

W. R. Taylor & Company, L.L.C. is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD). The Company is an Alabama Limited Liability Company. W. R. Taylor & Company, L.L.C. serves as a bond placement agent, remarketing agent, and financial advisor for municipal transactions involving originating, developing and underwriting tax-exempt and taxable IDB bond and note financing for agribusiness and middle market companies throughout the United States. For 2004 most customers were agribusiness clients.

2. Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in one financial institution which from time to time exceeds the $100,000 federally insured limit. The company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

3. Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

4. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5. Property and Equipment

Major additions for property and equipment are capitalized at cost; maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets.

NOTE A   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

6. Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2004 was $5,748.

7. Accounts receivable

The Company has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

8. Income Taxes

The Company is treated as a partnership for income tax purposes and is not subject to income tax. Income is taxed directly to the member. Accordingly, no provision for income taxes is presented in the accompanying financial statements.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2004, the Company had net capital of $618,476 which was $607,235 in excess of its required net capital of $11,241. The Company's net capital ratio was .273 to 1.

NOTE B   PROFIT SHARING PLAN

The Company sponsors a 401(k) plan. The plan covers all employees age 21 and older. Employees may contribute up to 15% of their compensation to the plan. The plan does not permit matching contributions. The Company may make discretionary contributions to the plan in addition to employee contributions. Plan expense for the year ended December 31, 2004 was $32,445.

NOTE C   CAPITAL LEASE

The company leases computer equipment under the terms of a capital lease. The related assets and obligations have been recorded using the lease's implicit borrowing rates at inception of the lease. The lease, which is noncancelable, expires November 2005. The following is a schedule of leased property under capital leases:

NOTE C   CAPITAL LEASE – (CONTINUED)

Computer equipment	$ 5,414
Accumulated depreciation	(1,263)
	$ 4,151

The following is a schedule by year of future minimum lease payments under the capital leases together with the present value of the net minimum lease payments as of December 31, 2004

2005	$ 3,703
Net minimum lease payments	3,703
Less amount representing interest	14
Present value of net minimum lease payments	$ 3,689
Current portion	$ 3,689
Noncurrent portion	-
	$ 3,689

NOTE D   OPERATING LEASES

The Company leases office space, various office equipment and an automobile under operating leases that have initial non-cancelable lease terms in excess of one year. Total rent expense for the year ended December 31, 2004 was $54,327. Future minimum payments under long-term operating leases, which expire through February 2007, are as follows for the years ending December 31:

2005	$ 40,357
2006	17,736
2007	3,517

NOTE E   RECLASSIFICATIONS

Certain items on the financial statements for the year ended December 31, 2003 have been reclassified, with no effect on member's equity or net income, to be consistent with the classifications adopted for the year ended December 31, 2004.

SUPPLEMENTARY INFORMATION

W. R. Taylor & Company, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the company claims an exemption from SEC rule 15c3-3.

W. R. Taylor & Company, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

Members equity	$	664,591
Deduction membership equity not allowable for net capital		-
Total membership equity qualified for net capital		664,591
Additions		-
Total capital and allowable subordinated liabilities		664,591

Deductions and / or charges
Nonallowable assets:

Furniture, equipment, and leasehold improvements less accumulated depreciaton	$	(28,062)	
Other assets		(17,866)	(45,928)

Net capital before haircuts on securities positions (tentative net capital)		618,663
Haircuts on securities		(187)
Net capital	$	618,476

Aggregate indebtedness
Items included in balance sheet

Accounts payable and accrued expenses	$	161,584
Capital lease		3,689
Deferred income		3,340
Total aggregate indebtedness	$	168,613

Computation of basis net capital requirement

Minimum net capital required	$	11,241
Excess net capital at 1,000 percent	$	601,614
Ratio: Aggregate indebtedness to net capital		0.273 to 1

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2004

Net Capital as reported in Company's Part II (unaudited) FOCUS Report	$	621,430
Audit adjustments to record additional accounts payable, accrued expenses and other liabilities		(2,954)
	$	618,476

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

W.R. Taylor, Member
W.R. Taylor & Company, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of W. R. Taylor & Company, L.L.C. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified

Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control activities and their operations that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of W. R. Taylor & Company, L.L.C., for the year ended December 31, 2004, and this report does not affect our report thereon dated February 16, 2005.

<u>Net capital computations</u>

Net capital computations, prepared by the Company during the period from January 1, 2004, through February 16, 2005, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period except for the period from March 2, 2004 through March 25, 2004 as noted in the NASD letter of caution dated October 4, 2004. SEC Rule 15c3-1 requires that the Company maintain compliance with the rule at all times. However, we noted that management did not have a policy in place to adequately monitor the net capital on a daily basis.

We recommend that management calculate the net capital on a daily basis and whenever disbursements are made to determine that the Company is in compliance with the net capital requirements of SEC Rule 15c3-1 at all times.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Montgomery, Alabama
February 16, 2005